EXHIBIT 12
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

                         PEPSICO, INC. AND SUBSIDIARIES
              Computation of Ratio of Earnings to Fixed Charges (c)
                  (in millions except ratio amounts, unaudited)

                                                    36 Weeks Ended
                                                   -----------------
                                                    9/4/99    9/5/98
                                                   -------   -------
Earnings:                                            (a)

Income before income taxes....................      $2,933    $2,075

Joint ventures and minority interests, net....         (67)        1

Amortization of capitalized interest..........           3         5

Interest expense..............................         300       241

Interest portion of rent expense (b)..........          35        31
                                                   -------   -------

Earnings available for fixed charges..........      $3,204    $2,353
                                                   =======   =======

Fixed Charges:

Interest expense...............................     $  300    $  241

Capitalized interest...........................          5         8

Interest portion of rent expense (b)...........         35        31
                                                   -------   -------

  Total fixed charges..........................     $  340    $  280
                                                   =======   =======

Ratio of Earnings to Fixed Charges.............       9.44      8.40
                                                   =======   =======
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(a)  Includes  an  impairment  and  restructuring  charge  and gain on  bottling transactions in 1999. Excluding the charge and the gain, the ratio of earnings to fixed charges for the 36 weeks ended September 4, 1999 would have been 6.68.

(b) One-third of net rent expense is the portion deemed representative of the interest factor.

(c) Based on unrounded amounts.






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